

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2014

Via E-mail
Edward Lazar
Principal Executive Officer
Dico, Inc.
3445 Lawrence Ave.
Oceanside, NY 11572

> **Re: Dico, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 29, 2014**
> **File No. 333-193618**

Dear Mr. Lazar:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have both no operations and no non-cash assets. Please refer to Rule 405 under the Securities Act of 1933, as amended. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity and illiquidity of your securities. Also, please disclose your shell company status on your prospectus cover page and add a related risk factor.

2. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended. In this regard, we note the following:

- Your disclosure indicates that you are a development stage company issuing penny stock;

- You have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;

- You have a net loss of $422 to date and you have not generated any revenues to date;

- You have assets consisting only of $2,268 in cash and cash equivalents; and

- Your registration statement contains very general disclosure related to the nature of your business and your business plan.

In adopting the release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe that the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise your registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

3. Please supplement your filing with copies of all written communications, as defined in Rule 405 under the Securities Act of 1933, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act of 1933, whether or not they retain copies of the communications. Similarly, please supplement your filing with any research reports about you that are published or distributed by any broker or dealer that is participating or will participate in your offering in reliance upon Section 2(a)(3) of the Securities Act of 1933, as added by Section 105(a) of the Jumpstart Our Business Startups Act.

Cover Page of the Registration Statement

Calculation of Registration Fee, page 2

4. We note the footnote to the fee table which states that the calculation was estimated pursuant to Rule 457(c). However, we also note your disclosure throughout the registration statement that there is no market for your securities. If the footnote is incorrect, please revise the footnote accordingly.

Prospectus Cover Page

5. Please disclose the *net* proceeds that you may receive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the shares offered. (emphasis added). Please refer to Item 501(b)(3) of Regulation S-K. Please also state that there is no guarantee that you will sell any of the securities being offered. This comment also applies to the "Use of Proceeds" disclosure on page 7.

Prospectus Summary, page 6

6. We note your statement that you are "a wholesaler and marketer of affordable diamonds." Please clarify here and throughout the registration statement that you *plan* to be a wholesaler and marketer of affordable diamonds, as it does not appear that you have yet commenced operations, obtained inventory, or generated revenue. Please ensure that in each instance that you describe your proposed operations it is clear that the operations described represent your plans only, and that there is no guarantee that you will commence operations as described. If true, please state in this section that you have not yet obtained any inventory of the products that you plan to sell.

Market for Our Common Stock, page 7

7. Please discuss your auditor's going concern opinion in the prospectus summary and in the management's discussion and analysis section of your prospectus, including the fact that your auditor has raised substantial doubt about your ability to continue as a going concern.

Risk Factors, page 8

8. Please revise any risk factors that include language that mitigates the point of the risk factor. For example, in the last paragraph on page 12, you discuss how your status as an emerging growth company will allow you to take advantage of certain reporting exemptions, and such information mitigates the risk that your reporting obligations could adversely impact your performance. Similarly, in the last paragraph on page 13, your discussion of opting out of the extended transition period for complying with new or revised accounting standards mitigates the risk that, as an emerging growth company with fewer disclosure requirements, investors might find your common stock less attractive.

9. Please revise the last risk factors on pages 10 and 11 to clarify whether you have identified or have any relationships with any distributors or suppliers.

We may need to raise additional funds in the future, page 9

    10. Please revise to quantify the amount of additional funds you will require, in order to put this risk into context.

We do not meet the requirements for our stock to be quoted on NASDAQ, page 9

    11. Please expand your disclosure to provide additional detail concerning the restrictions on the sale of your common stock as a penny stock. In this regard, please consider discussing (a) that for transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale; and (b) that the rules may affect the ability of purchaser of the shares to sell the shares in the secondary market. Please refer to Section 15(h) of the Exchange Act of 1934, as amended, and Rule 15(g) thereunder.

David Lazar, our chief operating officer, currently owns . . . ., page 10

    12. We note your statement in the heading of this risk factor that "[y]ou may not have any control over the direction of the company." Please revise the heading to clarify, if true, that investors will not have the ability to exert any control over the direction of the company, in light of the fact that following the offering Mr. David Lazar will own at least 60% of the company's outstanding securities.

As most diamond purchases are discretionary, page 11

    13. Please revise the heading of this risk factor to clarify that you have not yet generated any revenue to date. In this regard, we note that the statement that "a down turn in general economic conditions may cause [your] revenues to decline" indicates that you have generated revenue.

Forward-Looking Statements, page 14

    14. Many of the statements in the prospectus relate to present facts or conditions rather than to historical facts or future events. Accordingly, the first sentence which reads, "[t]he statements contained in this prospectus that are not historical fact are forward-looking statements…." appears to be overly broad. Please narrow your statement accordingly, or remove it.

Plan of Distribution, page 14

    15. We note your disclosure that your common stock will be considered a "penny stock" once issued. Please specify the regulations that your stock will be subject to as a result of such a designation and detail the types of disclosure any broker-dealer must make in conjunction with the sale of a penny stock.

Description of Business, page 15

16. Please include the form and year of organization pursuant to Item 101(h)(1) of Regulation S-K.

17. Please disclose the geographic markets in which you plan to complete and the geographic areas from which you plan to source the products that you plan to sell. We may have further comment upon reviewing your response. Please refer to Item 101(h)(4)(i) of Regulation S-K.

18. Please include disclosure with regard to required government approvals, the effects of government regulations, any material research and development activities, and the costs and effects of environmental compliance as required by Items 101(h)(4)(viii)-(xi) of Regulation S-K.

Business Strategy, page 15

Marketing our Product Lines, page 16

19. We note your disclosure on page 16 that you will pursue other business activities if you are able to raise greater than $50,000 through this offering. Please provide additional detail regarding the types of other business activities that you will pursue if this offering and your ongoing operations are successful.

Distribution, page 18

20. We note your reference in this section to internet sales. Please clarify whether you have a website and plan to sell your products over the internet.

Use of Proceeds, page 20

21. Please disclose the order of priority of each individual use of proceeds in any scenario in which less than all of the securities to be offered are sold. If the order of priority is the order in which the uses are listed in the table on page 20, please so state, and discuss the way in which you plan to meet your reporting obligations if you intend to first utilize funds to meet your sales and marketing needs. Please refer to Instruction 1 to Item 504 of Regulation S-K. Please also state that there is no guarantee that you will receive any proceeds from this offering.

Dilution, page 21

22. Your tangible book value per share as of December 31, 2013 is negative. Please revise your disclosure to clearly indicate the tangible book value per common share before the offering is negative and the related effect on dilution to new investors.

23. Other than net tangible book value per common share before offering (please refer to above comment 22) please explain how each item of your dilution table was calculated. It appears you may have based you dilution table on the 3,000,000 shares outstanding prior to the offering. If our understanding is correct, please compute net tangible book value per share after the distribution; the amount of the increase in such net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered; and the amount of the immediate dilution from the public offering price which will be absorbed by such purchasers on the net tangible assets and total shares outstanding after the offering. Please also confirm the dilution to investors is calculated as the offering price minus the pro forma net tangible book value per share after the offering.

24. Please include a tabular presentation of the public contribution under the proposed offering and the effective cash contribution from the issuance of common equity acquired by officers, directors, promoters and affiliated persons since inception assuming 25%, 50%, 75% and 100% of the shares of common stock offered are sold. Please refer to Item 506 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and the Results of Operations, page 22

25. Please discuss in greater detail the status of the development of your product line and your relationships with suppliers, manufacturers, and potential customers.

26. In an appropriate place in this section, and elsewhere in your prospectus as applicable, please discuss how you plan to fund any necessary inventory purchases, as it does not appear that you currently have any inventory and it does not appear that you have allocated any funds from this offering to the purchase of inventory.

Plan of Operations, page 23

27. We note your statement that you "believe that [you] will need to increase net sales and expand gross margin." However, it appears that you have not yet generated any revenue or made any sales. Please revise this language accordingly.

28. We note your disclosure regarding the milestones you will need to accomplish in order to implement your business plan in the next twelve months. As presently written, this section does not provide investors with enough detail. Please revise your disclosure to fully describe each milestone, discuss how you will perform and/or achieve the milestone, and delineate the timeframe for achieving each milestone. In this regard, please clarify whether the timeline for achieving the milestones listed on page 23 is dependent upon the completion of each prior milestone. For example, please clarify whether you expect the execution of your marketing strategy to take 3-12 months after the development of your product line is complete.

Liquidity and Capital Resources, page 23

29. Please expand your discussion to disclose your ability to fund your operations without the proceeds from the offering. If you are dependent on the proceeds from the offering, state so.

Going Concern, page 24

30. We note that your disclosure in this section differs from the disclosure in Note 1 to your financial statements. Specifically, in Note 1 you disclose that management intends to seek additional funding through public or private placement offerings if you struggle to develop according to your business plan. Please clarify management's position on seeking further financing through additional debt or equity offerings and disclose in detail management's plan to finance the company as it develops. Please revise your risk factor disclosure, as appropriate.

Directors, Executive Officers, Promoters and Control Persons, page 25

31. Please reconcile your disclosure that each director is selected for a term of one year with provision 3.02 of your Bylaws that states that all directors are elected for two-year terms.

32. Noting your disclosure that you currently have one sales representative responsible for the marketing of your anticipated product line, please provide disclosure about such person in accordance with Item 401(c) of Regulation S-K. If your sales representative is Mr. Edward Lazar or Mr. David Lazar, please state this fact. In this regard, we note your disclosure on page 19 that you have one full-time employee and one part-time employee, and your disclosure on page 26 that your "officers and directors intend to devote 100% of their time to the registrant." Please revise for clarity.

Business Experience, page 26

33. Please revise your disclosure to discuss the specific experience, qualifications, attributes or skills that led you to the conclusion that Edward Lazar and David Lazar should serve as directors. For additional information, please refer to Item 401(e) of Regulation S-K.

34. We note your disclosure that Edward Lazar has been acting as a consultant in the diamond industry for the last five years. Please provide additional detail regarding the activities undertaken by Mr. Lazar in his role as a consultant and clarify whether he still acts as a consultant in the diamond industry. In doing so, please advise us whether any of the activities undertaken in Mr. Lazar's role as a consultant could conflict with his role as your chief executive officer, and revise your prospectus accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 29

35. It appears that the amounts presented in the "As a group" row of the beneficial ownership table are incorrect. Please advise or revise. In this regard, we note that it appears that David Lazar will own 60% of the common stock outstanding after the offering, assuming all of the shares offered are sold, and it does not appear that Edward Lazar currently owns any of your common stock.

Certain Relationships and Related Transactions, page 29

36. Please also include in this section the 3,000,000 shares issued to David Lazar on October 31, 2013. Please refer to Items 404(c) and (d) of Regulation S-K.

Part II – Information not Required in Prospectus, page 48

Item 17. Undertakings, page 49

37. Please provide the undertakings set forth in Item 512(a)(5)(ii) and Item 512(h) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at (202) 551-3832, Lisa Kohl, Staff Attorney, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director

cc: Zachary Walker, Esq.
       J.M. Walker & Associates